EXHIBIT 99.2

Audited Consolidated Financial Statements

For the years ended June 30, 2022, and 2021

Expressed in US Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of NextSource Materials Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of NextSource Materials Inc. (the Company) as of June 30, 2022 and 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended June 30, 2022, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2022 and 2021, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended June 30, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 2 and 18 to the consolidated financial statements, the Company has a working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 18. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB 1930) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

2

Critical Audit Matter Description	Audit Response

Going Concern – Presentation and Disclosure

The Company has $9,793,253 of cash and cash equivalents as of June 30, 2022; however, the Company also has a number of commitments with respect to the construction of the Molo Graphite plant in the next 12 months. Significant assumptions and judgements on cash flow projections were made by management in estimating future cash flows. The going concern assessment is dependent on management's forecasted expenditures, which are subject to high degree of judgement and uncertainty. Refer to Note 2 Basis of Presentation.

We responded to this matter by performing audit procedures in relation to the assessment of the ability of the Company to continue as a going concern. Our audit work in relation to this included, but was not restricted to, the following:

	•	Evaluated the impact of the Company’s existing financial arrangements and conditions in relation to the ability to continue as a going concern.
	•	Obtained an understanding from management about the Company’s future plans for operations, including financing arrangements.
•

Evaluated the assumptions and estimates on cashflow projections used in management’s forecast, incorporating information established from our understanding above and any materialized arrangements subsequent to the period end.

	•	Assessed the appropriateness of the related disclosures.

Royalty Obligation – Valuation

The Company has a $7,731,196 liability balance with respect to funds received from a royalty agreement. As minimum payments are due regardless of production outcome, the royalty obligation has been assessed as a financial liability. There are significant inputs involved in determining the value of the liability. Due to the estimates and assumptions involved in the determination of the value, we consider this to be a critical audit matter. Refer to Note 10 Royalty Obligation.

We responded to this matter by performing audit procedures in relation to the royalty liability. Our audit work in relation to this included, but was not restricted to, the following:
	•	Obtained the underlying agreement to support repayment and agreement terms.
	•	Assessed the mathematical accuracy of the valuation calculation and the reasonability of underlying assumptions, including the repayment schedule and forecasted Molo project revenue.
	•	Assessed the appropriateness of the related disclosures.
Chartered Professional Accountants MNP LLP Licensed Public Accountants
We have served as the Company’s auditor since 2012.
Mississauga, Canada September 28, 2022

3

NextSource Materials Inc. Consolidated Statements of Financial Position (Expressed in US Dollars)

	As at	As at
	June 30,	June 30,
	2022	2021
Assets
Current Assets:
Cash and cash equivalents	$9,793,253	$22,437,086
Amounts receivable (note 17)	574,260	92,370
Prepaid expenses (note 17)	96,792	52,974
Total Current Assets	10,464,305	22,582,430
Deposit	181,161	-
Property, plant, and equipment (note 7)	18,652,394	4,337,161
Total Assets	$29,297,860	$26,919,591
Liabilities
Current Liabilities:
Accounts payable	817,265	383,428
Accrued liabilities (note 17)	1,047,400	221,692
Current portion of lease obligations (note 9)	51,725	5,845
Fair value of warrant derivative financial liabilities (note 11)	21,689,490	45,380,933
Provisions (note 12)	727,051	738,022
Total Current Liabilities	24,332,931	46,729,920
Royalty obligations (note 10)	7,731,196	6,330,721
Lease obligations (note 9)	298,093	5,254
Total Liabilities	32,362,220	53,065,895
Shareholders’ Equity (Deficit)
Share capital (note 13)	127,377,519	120,491,932
Accumulated deficit	(130,773,347)	(146,893,550)
Accumulated other comprehensive income	331,468	255,314
Total Shareholders’ Equity (Deficit)	(3,064,360)	(26,146,304)

Total Liabilities and Shareholders’ Equity (Deficit)	$29,297,860	$26,919,591
Nature of operations (note 1)
Basis of presentation and going concern (note 2)
Mine development property (note 5)
Exploration and evaluation properties (note 6)
Subsequent events (note 21)
The accompanying notes are an integral part of these consolidated financial statements.

4

NextSource Materials Inc. Consolidated Statements of Operations and Comprehensive Income (Loss) (Expressed in US Dollars, except share and per share amounts)

	Year ended	Year ended	Year ended
	June 30,	June 30,	June 30,
	2022	2021	2020
Revenues	$-	$-	$-
Expenses and other income
Mine development expenses (notes 5 and 16)	65,160	323,668	179,256
Exploration and evaluation expenses (notes 6 and 16)	177,955	46,815	66,110
General and administrative expenses (note 16 and 17)	1,929,292	1,396,801	1,114,087
Share-based compensation (note 17)	385,930	3,744,172	-
Amortization of plant and equipment (note 7)	35,040	6,592	6,053
Lease finance costs (note 9)	11,980	1,317	-
Flow through provision (gain) (note 12)	(28,385)	(146,814)	-
Foreign currency translation (gain) loss	87,543	101,252	3,552
Interest (income)	(191)	(104)	-
Interest expense	32	273	2,098
Foreign taxes	26	92	772
Sub-total before other items	2,664,382	5,474,064	1,371,928
Realized gain on disposal of asset	(2,530)	-
Government assistance	-	-	(7,353)
Change in value of royalty obligation (note 10)	495,704	-	-
Change in value of warrant liability (note 11)	(19,229,287)	36,486,420	(386,940)
Change in value of production obligation (note 12)	(48,472)	-	-
Net income (loss) for the year	16,120,203	(41,960,484)	(977,635)
Other comprehensive income
Items that will be reclassified subsequently to net loss
Translation adjustment for foreign operations	76,154	134,639	3,196
Net income (loss) and comprehensive income (loss) for the year	$16,196,357	$(41,825,845)	$(974,439)
Weighted-average common shares (basic and diluted)	99,204,079	66,654,804	52,720,608
Net income (loss) per common shares (basic and diluted)	$0.16	$(0.63)	$(0.02)
The accompanying notes are an integral part of these consolidated financial statements.

5

NextSource Materials Inc. Consolidated Statements of Changes in Shareholders’ Equity (Deficit) (Expressed in US Dollars, except share amounts)

				Accumulated Other
	Common Shares Outstanding	Share Capital	Accumulated Deficit	Comprehensive Income	Total (Deficit) Equity
	#	$	$	$	$
Balance as at June 30, 2020	53,649,481	103,901,775	(104,933,066)	120,675	(910,616)
Private placement of common shares	41,372,165	19,976,571	-	-	19,976,571
Cost of issue of private placement of common shares	-	(113,446)	-	-	(113,446)
Reclassification as warrant liability	-	(12,921,861)	-	-	(12,921,861)
Shares issued on exercise of stock options	802,174	560,406	-	-	560,406
Restricted share units expensed over vesting period	-	966,768	-	-	966,768
Shares issued on exercise of warrants	1,842,997	1,108,200	-	-	1,108,200
Reclassification of warrant liability to equity on exercise of warrants	-	4,236,116	-	-	4,236,116
Shares issued on conversion of restricted share units	517,443	-	-	-	-
Stock options granted under long-term incentive plan	-	2,777,403	-	-	2,777,403
Net loss for the year	-	-	(41,960,484)	-	(41,960,484)
Cumulative translation adjustment	-	-	-	134,639	134,639
Balance as at June 30, 2021	98,184,260	120,491,932	(146,893,550)	255,314	(26,146,304)
Reclassification of warrant liability to equity on exercise of warrants	-	4,462,156	-	-	4,462,156
Shares issued on exercise of warrants	2,689,836	1,530,192	-	-	1,530,192
Shares issued on exercise of stock options	875,000	577,500	-	-	577,500
Stock options granted under long-term incentive plan	-	43,050	-	-	43,050
Restricted share units expensed over vesting period	-	342,879	-	-	342,879
Shares issued on conversion of restricted share units	123,518	(70,190)	-	-	(70,190)
Net income for the year	-	-	16,120,203	-	16,120,203
Cumulative translation adjustment	-	-	-	76,154	76,154
Balance as at June 30, 2022	101,872,614	127,377,519	(130,773,347)	331,468	(3,064,360)
The accompanying notes are an integral part of these consolidated financial statements.

6

NextSource Materials Inc. Consolidated Statements of Cash Flows (Expressed in US Dollars)

	Year ended	Year ended	Year ended
	June 30,	June 30,	June 30,
	2022	2021	2020
Operating activities
Net income (loss) for the year	$16,120,203	$(41,960,484)	$(977,635)
Add (deduct) items not affecting cash:
Amortization of plant and equipment	35,040	6,592	6,053
Change in value of lease obligations	2,949	1,448	(3,337)
Change in value of royalty obligations	495,704	-	-
Change in value of warrant liability	(19,229,287)	36,486,420	(386,940)
Change in value of production obligation	(48,472)	-	-
Realized gain on disposal of asset	(2,530)	-	-
Share-based compensation settled with shares	315,740	3,744,172	-
Government assistance	-	-	(7,373)
Subtotal	(2,310,653)	(1,721,852)	(1,369,232)
Change in non-cash working capital balances:
(Increase) decrease in amounts receivable and prepaid expenses	(525,708)	(112,321)	51,049
Increase (decrease) in accounts payable and accrued liabilities	1,259,545	(89,205)	(69,692)
Increase (decrease) in provision	(57,133)	563,604	(6,234)
Net cash used in operating activities	(1,633,949)	(1,359,774)	(1,394,109)
Investing activities
Deposit	(181,161)	-	-
Additions to property, plant, and equipment	(12,961,819)	(4,325,642)	-
Dispositions of equipment	2,530	-	-
Net cash used in investing activities	(13,140,450)	(4,325,642)	-
Financing activities
Increase (decrease) in share subscriptions received in advance	-	(68,411)	68,411
Proceeds from issuance of common shares	-	19,976,571	998,620
Common share issue costs	-	(113,446)	(7,821)
Exercise of stock options	577,500	560,406	-
Exercise of warrants	1,530,192	1,108,200	-
Lease liability principal payments	(53,279)	(6,367)	(4,810)
Short term debt	-	(22,115)	29,486
Proceeds from royalty financing	-	6,330,721	-
Net cash provided by financing activities	2,054,413	27,765,559	1,083,886

Effect of exchange rate changes on cash and cash equivalents	76,153	134,638	3,197
Net increase (decrease) in cash and cash equivalents during the year	(12,643,833)	22,214,781	(307,026)
Cash and cash equivalents, beginning of year	22,437,086	222,305	529,331
Cash and cash equivalents, end of year	$9,793,253	$22,437,086	$222,305
The accompanying notes are an integral part of these consolidated financial statements.

7

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

1. Nature of Operations

NextSource Materials Inc. (the "Company" or “NextSource”) was continued under the Canada Business Corporations Act from the State of Minnesota to Canada on December 27, 2017 and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 130 King Street West, Exchange Tower, Suite 1940, Toronto, Ontario Canada, M5X 2A2. The Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NEXT” and the OTCQB under the symbol “NSRCF”.

NextSource is intent on becoming a vertically integrated global supplier of battery materials through the mining and value-added processing of graphite and other minerals.

On March 29, 2021, the Company announced the initiation of construction for Phase 1 of the Molo Graphite Mine, located in Madagascar, with a production capacity of 17,000 tpa of SuperFlake® graphite concentrate. Completion of construction activities and the start of mining activities is expected in November 2022. Completion of plant commissioning is expected in December 2022 followed by a ramp up period of up to three months prior to declaring commercial production.

On April 27, 2022, the Company released a Preliminary Economic Assessment (“PEA”) considering a Phase 2 expansion of the Molo Graphite Mine consisting of a stand-alone processing plant with a production capacity of 150,000 tpa. The Company has initiated a Feasibility Study and a front-end engineering design (“FEED”) study for the Phase 2 expansion considered in the PEA. The Feasibility Study is expected to be completed in December 2022 and the FEED study is expected to be completed after considering Phase 1 operational results. The Company will assess the results of the Feasibility and FEED studies prior to making a final construction decision.

The Company is also committed to the construction of battery anode facilities (“BAF”), which are value-added processing facilities that convert flake graphite into spheronized and purified graphite (“SPG”) and coated spheronized graphite (“CSPG”). The CSPG is typically sold to battery manufacturers as anode material, which is then assembled along with cathode material and other components into a finished lithium-ion battery. On April 12, 2021, the Company announced a binding partnership agreement for the construction of BAF plants capable of converting flake graphite into SPG and CSPG using the partner’s proven processing technology. The Company is in the process of completing technical and economic studies for the first BAF plant.

The Company also owns the Green Giant Vanadium Project, located in Madagascar, and the Sagar Project, located in Quebec, both of which are at the exploration and evaluation stage.

The Company has not previously operated any mines and has not completed the construction of any mines. No commercial revenue has been generated from any mineral resources. The Company does not pay dividends and is unlikely to do so in the immediate or foreseeable future.

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) on September 28, 2022.

2. Basis of Presentation and Going Concern

Statement of compliance with IFRS

These consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of measurement

The accompanying consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business, under the historical cost basis except for certain financial instruments that are measured at fair value, as explained in the accounting policies below.

Basis of consolidation

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company. MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARLU (“MATMAD”), a Madagascar subsidiary. MINMAU owns 100% of NextSource Minerals (Madagascar) SARLU (“MINMAD”), a Madagascar subsidiary. GRAMAU owns 100% of ERG (Madagascar) SARLU (“ERGMAD”), a Madagascar subsidiary.

These consolidated financial statements include the financial position, results of operations and comprehensive income (loss) and cash flows of the Company and its wholly owned subsidiaries. Intercompany balances, transactions, income and expenses, profits and losses, including gains and losses relating to subsidiaries have been eliminated on consolidation.

8

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

2. Basis of Presentation (continued)

Going Concern Assumption

The accompanying consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. These consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore need to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

The Company's ability to continue operations and fund its exploration and development expenditures is dependent on management's ability to secure additional financing. As of June 30, 2022, the Company had cash and cash equivalents of $9,793,253 (June 30, 2021:

$22,437,086) and together with the royalty advance of $3,000,000 received on August 17, 2022, is expected to be sufficient to fund the remaining construction costs for Phase 1 of the Molo Graphite Mine, but is insufficient to fund all working capital requirements, general and administrative costs, BAF technical study costs and Phase 2 Feasibility Study costs until such time as cash flows from the Molo mine can support ongoing expenditures. Although management is actively pursuing additional sources of financing, and while it has been successful at doing so in the past, there can be no assurance it will be able to do so in the future. As such, conditions exist that may raise substantial doubt regarding the Company's ability to continue as a going concern.

3. Accounting policies

Foreign currencies

The presentation and functional currency of the Company is the US dollar.

The Company has primarily expended its cash on international exploration projects and historically generated its equity funding in US dollars. The Company expects to sell graphite priced in US dollars once the Molo Graphite Mine achieves production. The Company office is located in Canada and the Company expends a portion of its payroll, professional and general and administrative costs in Canadian dollars, which are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of transactions are used. The Company functional currency of the Mauritius subsidiaries is the United States dollar. The functional currency of the Madagascar subsidiaries is the Madagascar Ariary. Transfers of cash from the Company to its subsidiaries is typically completed using US dollars. All Ariary transactions are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of transactions are used.

For the purpose of presenting consolidated financial statements, subsidiary company assets and liabilities are expressed in United States dollars using the prevailing exchange rates at the end of the reporting period. Any exchange differences that arise are recognized in other comprehensive income and cumulative translation adjustment in equity.

At the end of each reporting period, the Company translates foreign currency balances as follows:

•	monetary items are translated at the closing rate in effect at the consolidated statement of financial position;
•

non-monetary items that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Items measured at fair value are translated at the exchange rate in effect at the date the fair value was measured; and

•	revenue and expense items are translated using the average exchange rate during the period.

The intercompany loans made to the subsidiary companies are considered part of the parent company’s net investment in a foreign operation as the Company does not plan to settle these balances in the foreseeable future. As a result of this assessment, the unrealized foreign exchange gains and losses on the intercompany loans are recorded through comprehensive income (loss). If the Company determined that settlement of these amounts was planned or likely in the foreseeable future, the resultant foreign exchange gains and losses would be recorded through the consolidated statement of operations and comprehensive income (loss).

Cash equivalents

The Company considers cash equivalents to be cash and highly liquid investments with original maturities of three months or less.

Prepayments and deposits

The Company makes prepayments and deposits to suppliers of services. These are recognized as prepayments when made and recognized as expenses when received. Prepayments and deposits on assets that are long term in nature are recorded as long-term prepayments and deposits.

9

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

3. Summary of Significant Accounting Policies (continued)

Financial instruments

Financial assets and financial liabilities are recognised when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. Financial liabilities are derecognized when the obligation under the liability is extinguished, discharged, cancelled or expired. Gains and losses on derecognition of financial assets and financial liabilities are recognized within financing income and financing expense, respectively.

Management determines the classification of financial assets and financial liabilities at initial recognition and, except in very limited circumstances, the classification is not changed subsequent to initial recognition. The classification depends on the purpose for which the financial instruments were acquired, their characteristics and/or management’s intent. Transaction costs with respect to instruments not classified as fair value through profit or loss are recognized as an adjustment to the cost of the underlying instruments and amortized using the effective interest method.

The Company’s financial instruments were classified in the following categories:

Financial assets measured at fair value through profit or loss (FVTPL):

An instrument is classified as fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. A financial asset is classified as fair value through profit or loss if acquired principally for the purpose of selling in the short term or if so, designated by management. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments.

Financial instruments included in this category are initially recognized at fair value and transaction costs are taken directly to earnings along with gains and losses arising from changes in fair value. All changes in their fair value are recorded through the consolidated statement of operations and comprehensive income (loss).

The following financial assets are measured at fair value through profit or loss:

•	Cash and cash equivalents

Financial assets measured at amortized cost:

Financial assets measured at amortized cost are initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost. Interest revenue on advances and loans receivable are recognized using the effective interest method.

The following financial assets are measured at amortized cost:

•	Amounts receivable (excluding sales taxes)

Impairment of financial assets measured at amortized costs:

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired if there is objective evidence that the estimated future cash flows of the financial asset or the group of financial assets have been negatively impacted. Evidence of impairment may include indications that debtors are experiencing financial difficulty, default or delinquency in interest or principal payments, or other observable data which indicates that there is a measurable decrease in the estimated future cash flows.

If an impairment loss has occurred, the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account, and the loss is recognized in financing expense. Interest income continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of financing income. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company.

10

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

3. Summary of Significant Accounting Policies (continued)

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If an impairment is later recovered, the recovery is credited to financing income.

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets. Credit losses are defined as the difference between all the contractual cash flows that are due to an entity and the cash flows that it expects to receive. This difference is discounted at the original effective interest rate (or credit adjusted effective interest rate for purchased or originated credit-impaired financial assets). Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions, and forecasts of future economic conditions. In applying this forward-looking approach, a distinction is made between:

•	financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk, whereby ‘12-month expected credit losses’ are recognized (‘Stage 1’)
•	financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low, whereby ‘lifetime expected credit losses’ are recognized (‘Stage 2’); and
•	financial assets that have objective evidence of impairment at the reporting date, whereby the asset is written off as there is no reasonable expectation of recovering all or any portion thereof (‘Stage 3’)

The Company applied the simplified approach in accounting for amounts receivables and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. The Company uses its historical experience, external indicators and forward- looking information to calculate the lifetime expected credit losses using a provision matrix.

For financial assets assessed as impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

Loss allowances for expected credit losses are presented in the consolidated statement of financial position as a deduction from the gross carrying amount of the financial asset.

Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated as FVTPL.

All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in the consolidated statement of operations and comprehensive income (loss) are included within accretion of deferred obligation, finance costs or finance income.

The following financial liabilities are measured at amortized cost:

•	Accounts payable
•	Accrued liabilities
•	Provisions
•	Royalty obligation
•	Short term debt

Financial liabilities measured at fair value through profit or loss:

Financial liabilities designated as FVTPL are initially recognized at fair value and transaction costs are taken directly to the consolidated statement of operations and comprehensive income (loss) along with gains and losses arising from changes in fair value. Derivative instruments, including embedded derivatives, are recorded at fair value unless exempted from derivative treatment as normal purchase and sale. All changes in their fair value are recorded through the consolidated statement of operations and comprehensive income (loss).

The following financial liabilities are measured at fair value through profit or loss:

•	Warrant derivative financial liabilities

11

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

3. Summary of Significant Accounting Policies (continued)

Fair value measurement

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
•

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The binomial and Black Scholes valuation techniques are permitted under IFRS for fair value calculations.

As of June 30, 2022, and 2021, only cash and cash equivalents, which is a Level 1 financial instrument, and the warrant liability, which is a Level 3 financial instrument, are recorded at fair value on the consolidated statements of financial position.

Exploration and evaluation expenditures

Exploration and evaluation expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that the project will generate future economic benefit. When it is determined that a project can generate future economic benefit the costs are capitalized in the property, plant and mine development line item in the consolidated statements of financial position.

The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

Mine Development Expenditures

Mine development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting and storing the minerals. The development stage of a mine commences when the technical feasibility and commercial viability of extracting the mineral resource has been determined.

Costs that are directly attributable to mine development are capitalized to the extent that they are necessary to bring the property to commercial production. Abnormal costs are expensed as incurred. Indirect costs are included only if they can be directly attributed to the area of interest. General and administrative costs are capitalized as part of the development expenditures when the costs are directly attributed to a specific mining development project.

Commercial Production

A mine construction project is considered to have entered the production stage when the mine construction assets are available for use. In determining whether mine construction assets are considered available for use, the criteria considered include, but are not limited to, the following:

•	completion of a reasonable period of testing mine plant and equipment;
•	ability to produce minerals in saleable form (within specifications); and
•	ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, amortization commences, the capitalization of certain mine construction costs ceases, and expenditures are either capitalized to inventories or expensed as incurred. Exceptions include costs incurred for additions or improvements to property, plant, equipment, and mine development and for open-pit stripping activities.

12

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

3. Summary of Significant Accounting Policies (continued)

Mining properties, plant, and equipment

Mining Properties

The cost of mining properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired in a business combination or asset acquisition, underground mine development costs, deferred stripping, capitalized exploration and evaluation costs and capitalized borrowing costs.

Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when commercial production commences, using the units-of-production method, based on estimated proven and probable mineral reserves and the mineral resources included in the current life of mine plan. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value.

Plant and Equipment

Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. The cost of an item of plant and equipment includes: its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and the estimate of the costs of dismantling and removing the item and restoring the site on which it is located other than costs that arise as a consequence of having used the item to produce inventories during the period.

An item of plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of operations and comprehensive income (loss) when the asset is derecognized.

Amortization of an asset begins when the asset is in the location and condition necessary for it to operate in the manner intended by management. Amortization ceases at the earlier of the date the asset is classified as held for sale or the date the asset is derecognized. Assets under construction are not amortized until the earlier of the end of the construction period or once commercial production is achieved. Amortization is charged according to either the units-of-production method or on a straight-line basis, according to the pattern in which the asset’s future economic benefits are expected to be consumed. The amortization method applied to an asset is reviewed at least annually.

Useful lives of plant and equipment are based on the lesser of the estimated mine lives as determined by proven and probable mineral reserves and the mineral resources included in the current life of mine plan and the estimated useful life of the asset. The following sets out the useful lives of certain assets:

•	Exploration and evaluation equipment	3 to 5 years
•	Office equipment	3 to 5 years
•	Vehicles	5 to 10 years
•	Right of use assets	4 to 50 years
•	Processing plant	1 to 30 years

Assets Under Construction

Cost components of a specific project that are included in the capital cost of the asset include salaries and wages directly attributable to the project, supplies and materials used in the project, and incremental overhead costs that can be directly attributable to the project.

Assets under construction are not amortized until the earlier of the end of the construction period or once commercial production is achieved. Upon achieving the production stage, the capitalized construction costs are transferred to the appropriate category within property, plant, equipment and mine development.

Borrowing Costs

Borrowing costs are capitalized to qualifying assets. Qualifying assets are assets that take a substantial period of time to prepare for the Company’s intended use, which includes projects that are in the exploration and evaluation, development or construction stages. Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

13

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

3. Summary of Significant Accounting Policies (continued)

Deferred Stripping

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

During the development stage of the mine, stripping costs are capitalized as part of the cost of building, developing and constructing the mine and are amortized once the mine has entered the production stage.

During the production stage of a mine, stripping costs are recorded as a part of the cost of inventories unless these costs are expected to provide a future economic benefit and, in such cases, are capitalized to property, plant and mine development.

Production stage stripping costs provide a future economic benefit when:

•	It is probable that the future economic benefit (e.g., improved access to the ore body) associated with the stripping activity will flow to the Company;
•	The Company can identify the component of the ore body for which access has been improved; and
•	The costs relating to the stripping activity associated with that component can be measured reliably.

Capitalized production stage stripping costs are amortized over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

•	The contract involves the use of an explicitly or implicitly identified asset;
•	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term;
•	The Company has the right to direct the use of the asset.

The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease (i.e. the date the underlying asset is available for use).

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the initial amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments or a change in the assessment to purchase the underlying asset.

The Company presents right-of-use assets in the plant and equipment line item on the consolidated statements of financial position and lease liabilities in the lease obligations line item on the consolidated statements of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and do not contain a purchase option or for leases related to low value assets. Lease payments on short-term leases and leases of low value assets are recognized as an expense in the consolidated statements of operations and comprehensive income (loss).

14

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

3. Summary of Significant Accounting Policies (continued)

Reclamation provisions

Asset retirement obligations (‘‘AROs’’) arise from the acquisition, development and construction of mining properties and plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. The Company recognizes an ARO at the time the environmental disturbance occurs or a constructive obligation is determined to exist based on the Company’s best estimate of the timing and amount of expected cash flows expected to be incurred. When the ARO provision is recognized, the corresponding cost is capitalized to the related item of property, plant and equipment. Reclamation provisions that result from disturbance in the land to extract ore in the current period is included in the cost of inventories.

The timing of the actual environmental remediation expenditures is dependent on a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Reclamation provisions are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate. AROs are adjusted each period to reflect the passage of time (accretion). Accretion expense is recorded in finance costs each period. Upon settlement of an ARO, the Company records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains or losses are recorded in the consolidated statements of operations and comprehensive income (loss).

Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in mineral reserves and mineral resources and a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

Each reporting period, provisions for AROs are remeasured to reflect any changes to significant assumptions, including the amount and timing of expected cash flows and risk-free interest rates. Changes to the reclamation provision resulting from changes in estimate are added to or deducted from the cost of the related asset, except where the reduction of the reclamation provision exceeds the carrying value of the related assets in which case the asset is reduced to nil and the remaining adjustment is recognized in the consolidated statements of operations and comprehensive income (loss).

Environmental remediation liabilities (‘‘ERLs’’) are differentiated from AROs in that ERLs do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal or constructive obligation to treat environmental contamination resulting from the acquisition, construction or development of a long-lived asset. The Company is required to recognize a liability for obligations associated with ERLs arising from past acts. ERLs are measured by discounting the expected related cash flows using a risk-free interest rate. The Company prepares estimates of the timing and amount of expected cash flows when an ERL is incurred. Each reporting period, the Company assesses cost estimates and other assumptions used in the valuation of ERLs to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the value of the ERLs. Any change in the value of ERLs results in a corresponding charge or credit to the consolidated statements of operations and comprehensive income (loss). Upon settlement of an ERL, the Company records a gain or loss if the actual cost differs from the carrying amount of the ERLs in the consolidated statements of operations and comprehensive income (loss).

The Company’s operations are subject to environmental regulations in Madagascar. As at the date of these financial statements, the Company did not have any environmental rehabilitation obligations (ERLs) and had no asset retirement obligations (AROs).

Provisions and contingent liabilities

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where appropriate, the future cash flow estimates are adjusted to reflect risks specific to the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money. Where discounting is used, the increase in the provision due to the passage of time is recognized as financing expense. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events or where the amount of the obligation cannot be measured with reasonable reliability. Contingent assets are not recognized but are disclosed where an inflow of economic benefits is probable.

15

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

3. Summary of Significant Accounting Policies (continued)

Warrant liabilities

The Company issued share purchase warrants with an exercise price denominated in a currency other than its functional currency. As a result, the warrants are no longer considered solely indexed to the Company’s common shares and are classified as financial liabilities and recorded at the estimated fair value at each reporting date using the Black Scholes valuation model and Level 3 inputs on the financial instrument hierarchy. The Company records the change in fair value of the warrant liability as a component of other income and expense on the consolidated statement of operations and comprehensive income (loss).

Impairment of long-lived assets

A Cash Generating Unit (“CGU”) is defined as the smallest identifiable group of assets that are able to generate cash inflows. If an active market exists for the output produced by an asset or group of assets, that asset or group of assets shall be identified as a CGU, even if some or all of the output is used internally. At the end of each reporting period the Company assesses whether there is any indication that long-lived assets other than goodwill may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. If it is not possible to estimate the recoverable amount of the individual asset, assets are grouped at the CGU level for the purpose of assessing the recoverable amount. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. If the CGU includes goodwill, the impairment loss related to a CGU is first allocated to goodwill and the remaining loss is allocated on a pro-rata basis to the remaining long-lived assets of the CGU based on their carrying amounts. Impairment losses are recorded in the consolidated statements of operations and comprehensive income (loss) in the period in which they occur.

Any impairment charge that is taken on a long-lived asset other than goodwill is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, the recoverable amount of the asset is calculated in order to determine if any impairment reversal is required. A recovery is recognized to the extent the recoverable amount of the asset exceeds its carrying amount. The amount of the reversal is limited to the difference between the current carrying amount and the amount which would have been the carrying amount had the earlier impairment not been recognized and amortization of that carrying amount had continued. The impairment reversal is allocated on a pro-rata basis to the existing long-lived assets of the CGU based on their carrying amounts. Impairment reversals are recorded in the consolidated statements of operations and comprehensive income (loss) in the period in which they occur.

Share-based compensation

The Company offers equity-settled awards such as stock options and restricted share units to certain employees, officers and directors of the Company through its Long-Term Incentive Plan (“LTIP”).

Stock options

The Company’s LTIP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of operations and comprehensive income (loss) or in the consolidated statements of financial position if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

The fair value of share-based compensation is determined at the date of grant using the Black-Scholes option valuation model. Equity- settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where this fair value cannot be measured reliably, in which case they are measured at the fair value of the equity instruments granted, as at the date the Company obtains the goods or the counterparty renders the service. The fair value of the share- based compensation is only re-measured if there is a modification to the terms of the instrument, such as a change in exercise price or legal life. The fair value of the share-based compensation is recognized as an expense over the expected vesting period with a corresponding entry to shareholders’ equity.

Restricted share units (RSUs)

The Company’s LTIP provides for the granting of restricted share units (“RSU”) to directors, officers, employees and service providers to purchase common shares. RSUs are subject to vesting requirements based on specific performance measurements by the Company. The fair value for the portion of the RSUs related to market conditions is based on the application of pricing models at the grant date and the fair value for the portion related to non-market conditions is based on the market value of the shares at the grant date. Compensation expense is based on the current best estimate of the outcome for the specific performance measurement established by the Company and is recognized over the vesting period based on the number of units estimated to vest. The cost of the RSUs is recorded within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

16

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

3. Summary of Significant Accounting Policies (continued)

Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Net income (loss) per share

Basic net income (loss) per share is calculated by dividing net income (loss) for a given period by the weighted average number of common shares outstanding during that same period. Diluted net income (loss) per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights. The weighted average number of common shares used to determine diluted net income (loss) per share includes an adjustment, using the treasury stock method, for outstanding stock options and warrants.

Under the treasury stock method:

•	the exercise of stock options and warrants is assumed to occur at the beginning of the period (or date of issuance, if later);
•

the proceeds from the exercise of stock options and warrants plus the future period compensation expense on stock options and warrants granted are assumed to be used to purchase common shares at the average market price during the period; and

•

the incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted net income (loss) per share calculation.

Recently Issued Accounting Pronouncements

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

On May 14, 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16) that clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and mine development to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and mine development while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the consolidated statements of operations and comprehensive income (loss). The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the consolidated financial statements in which the Company first applies the amendments. The Company is evaluating the extent of the impact of the amendments on its Consolidated financial statements.

17

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

4. Significant judgments, estimates and assumptions

To prepare financial statements in conformity with IFRS, the Company must make estimates, judgements and assumptions concerning the future that affect the carrying values of assets and liabilities as of the date of the consolidated financial statements and the reported values of revenues and expenses during the reporting period. By their nature, these are uncertain and actual outcomes could differ from the estimates, judgments, and assumptions. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods. Significant accounting judgments, estimates and assumptions are reviewed on an ongoing basis.

Uncertainty due to the Covid-19 Pandemic

The impact of COVID-19 on the Company has been limited since it does not have any active exploration programs and construction activities related to the Molo Graphite Mine have mainly focused on overseas assembly and factory acceptance testing of the processing plant equipment by our EPC contractor. Certain of our directors, officers, employees, consultants, and contractors have been indirectly impacted by intermittent lockdowns imposed in Canada, Madagascar, Mauritius and in South Africa.

The Company has tried to incorporate the impacts of COVID-19 outbreaks and intermittent lockdowns into the development plans for the Molo Graphite Mine. Notwithstanding, intermittent lockdowns have the potential to cause unforeseen delays in the plant delivery and installation and commissioning schedule, as well as in the civil works and infrastructure construction schedule. It is not possible for the Company to predict the duration or magnitude of adverse impacts from further outbreaks or predict the effects on the Company’s business or results of operations.

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, the Company or others related to the COVID-19 pandemic. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

Inputs and assumptions relate to, among other things, interest rates, foreign exchange rates, cost of capital, commodity prices, and the amount and timing of future cash flows, while accounting judgments take into consideration the business and economic uncertainties related to the COVID-19 pandemic and the future response of governments, the Company and others to those uncertainties. In the current environment, the inputs and assumptions and judgements are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 pandemic on various financial accounts and note disclosures and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions includes the Company’s valuation of the long-term assets (including the assessment for impairment and impairment reversal), estimation of reclamation provisions, estimation of mineral reserves and mineral resources, and estimation of income and mining taxes. Actual results may differ materially from these estimates.

Going concern

The preparation of the consolidated financial statements requires management to make judgments regarding the ability to continue as a going concern.

Exploration and Evaluation Expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment to determine whether future economic benefits are likely to arise and whether activities have reached a stage where the technical feasibility and commercial viability of extracting the mineral resource is demonstrable.

Development Stage Expenditures

The application of the Company’s accounting policy for development stage expenditures requires judgment to determine when the technical feasibility and commercial viability of extracting a mineral resource has been determined. Some of the factors that the Company may consider in its assessment of technical feasibility and commercial viability are set out below:

•	The level of geological certainty of the mineral deposit;
•	Life of mine plans or economic models to support the economic extraction of reserves and mineral resources;
•	A preliminary economic assessment, prefeasibility study or feasibility study that demonstrates the reserves and mineral resources will generate a positive commercial outcome;
•	Reasonable expectations that operating permits will be obtained; and
•	Approval by the Board of development of the project.

18

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

4. Significant judgments, estimates and assumptions (continued)

Income Taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax‑related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Royalty obligation

The Company accounts for a royalty obligation using a discounted cash flow forecast prepared by management that is based on estimated future revenues from the Molo Graphite Mine. The model is not based on observable market data but rather on unobservable inputs of which the significant assumptions include the estimated flake graphite sales volumes and selling prices throughout the remainder of the royalty term. Changes to these assumptions could have a significant impact on the measurement of the royalty obligation. The value of the royalty obligation is disclosed in Note 10 – Royalty Obligation.

Warrant derivative liability

The Company measures the fair value of the derivative liability using an option pricing model. This estimate requires determining the most appropriate inputs to the valuation model including the expected life of the warrant, volatility, dividend yield, and rate of forfeitures and making assumptions about them. The value of the warrant liability along with the assumptions and model used for estimating fair value are disclosed in Note 11 - Warrant derivative liabilities.

Share-based compensation

Estimating fair value for granted stock options requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, dividend yield, and rate of forfeitures and making assumptions about them. The value of the share-based payment expense along with the assumptions and model used for estimating fair value for share-based compensation transactions are disclosed in Note 15 – Long term incentive plan.

5. Mine Development

Molo Graphite Mine, Southern Madagascar Region, Madagascar

On February 15, 2019, the Company received a 40-year mining license for the Molo Graphite Project from the Madagascar Government which does not limit mining to any specific volume and is subject to a 2% gross revenue royalty. On April 11, 2019, the Company also received the Global Environmental Permit for the Molo Graphite Project from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”).

Phase 1

On February 8, 2021, the Company announced that it entered into a binding agreement with Vision Blue Resources Limited (“Vision Blue”) to provide a financing package (the “Financing Package”) for total gross proceeds of $29.5 million. The proceeds of the Financing Package will be used to complete construction of Phase 1 of the Company’s Molo Graphite Mine. The Financing Package consisted of an initial private placement of $6.0 million (completed on March 15, 2021), a second private placement for $12.5 million (completed on May 19, 2021), and a $11.0 million royalty financing agreement ($8.0 million received on June 28, 2021 and $3.0 million received on August 17, 2022). Vision Blue was also granted a right of first refusal to finance a Phase 2 expansion of the mine.

On March 29, 2021, the Company announced the initiation of construction for Phase 1 of the Molo Graphite Mine with a production capacity of 17,000 tpa of SuperFlake® graphite concentrate. Completion of construction activities and the start of mining is expected in November 2022. Completion of construction activities and the start of mining activities is expected in November 2022. Plant commissioning is expected in December 2022 followed by a ramp up period of up to three months prior to declaring commercial production.

Phase 2 Expansion

On April 27, 2022, the Company released a Preliminary Economic Assessment (“PEA”) considering a Phase 2 expansion of the Molo Graphite Mine consisting of a stand-alone processing plant with a production capacity of 150,000 tpa. The Company has initiated a Feasibility Study and a front-end engineering design (“FEED”) study for the Phase 2 expansion considered in the PEA. The Feasibility Study is expected to be completed in December 2022 and the FEED study is expected to be completed after considering Phase 1 operational results. The Company will assess the results of the Feasibility and FEED studies prior to making a final construction decision.

19

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

6. Exploration and Evaluation Properties

Green Giant Vanadium Project, Southern Madagascar Region, Madagascar

In 2007, the Company entered into a joint venture agreement with Madagascar Minerals and Resources SARL ("MMR") to acquire a 75% interest in the Green Giant property. On July 9, 2009, the Company acquired the remaining 25% interest. MMR retains a 2% NSR whereby half of the NSR can be acquired at the Company's option by paying $500,000 in cash or common shares and the second half can be acquired at the Company’s option by paying $1,000,000 in cash or common shares.

As part of Financing Package announced on February 8, 2021, Vision Blue will receive a royalty of 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time.

As of June 30, 2022, the Company has not capitalized any acquisition, exploration, and evaluation costs.

Sagar Project, Labrador Trough Region, Quebec, Canada

In 2006, the Company purchased from Virginia Mines Inc. ("Virginia") a 100% interest in 369 claims located in northern Quebec, Canada. Virginia retains a 2% net smelter royalty ("NSR") on certain claims within the property. Other unrelated parties retain a 1% NSR and a 0.5% NSR on certain claims within the property, whereby half of the 1% NSR can be acquired at the Company’s option by paying $200,000 and half of the 0.5% NSR can be acquired at the Company’s option by paying $100,000.

As of June 30, 2022, the Company has not capitalized any acquisition, exploration, and evaluation costs.

As of June 30, 2022, the Sagar property consisted of 184 claims covering a total area of 8,539.58 ha. The Company does not have any immediate plans to complete any further exploration on this property.

7. Property, Plant, and Equipment

As of June 30, 2022, property, plant, and equipment was $18,652,394 (June 30, 2021: $4,337,161). Assets Under Construction consist of $15,692,451 (2021: $3,611,890) for Phase 1 of the Molo Mine, $552,960 (2021: $nil) for Phase 2 of the Molo Mine and $547,812 (2021: $nil) for the BAF plant. During the year ended June 30, 2022, the Company capitalized additions of $14,350,273 (year ended June 30, 2021: 4,325,642) and amortized $35,040 (year ended June 30, 2021: $6,592). The Mining Property additions include production obligation accretion of $94,634. The Assets Under Construction additions include royalty obligation accretion of $904,771. The Right of Use Assets additions of $389,049 consist of the recognition of long-term property lease obligation.

	Mining	Assets Under	Equipment &	Right of Use
	Property	Construction	Vehicles	Assets	Total
	$	$	$	$	$
As at June 30, 2020	-	-	-	18,111	18,111
Additions	708,514	3,611,890	5,238	-	4,325,642
Amortization	-	-	(555)	(6,037)	(6,592)
As at June 30, 2021	708,514	3,611,890	4,683	12,074	4,337,161
Additions	398,836	13,181,333	239,542	530,562	14,350,273
Amortization	-	-	(29,053)	(5,987)	(35,040)
As at June 30, 2022	1,107,350	16,793,223	215,172	536,649	18,652,394
Cost	708,514	3,611,890	5,238	24,165	4,349,807
Accumulated amortization	-	-	(555)	(12,091)	(12,646)
As at June 30, 2021	708,514	3,611,890	4,683	12,074	4,337,161
Cost	1,107,350	16,793,223	244,780	554,727	18,700,080
Accumulated amortization	-	-	(29,608)	(18,078)	(47,686)
As at June 30, 2022	1,107,350	16,793,223	215,172	536,649	18,652,394

20

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

8. Short-Term Debt

The Company had a Canada Emergency Business Account (CEBA), which had loan forgiveness provisions whereby 25% of the loan principal would be forgiven if 75% of the loan principal was repaid prior to December 31, 2022. The Company had previously withdrawn CAD$40,000 and repaid CAD$30,000 of loan principal, thereby recognizing a CAD$10,000 provision for loan forgiveness resulting in a carrying balance of $nil on June 30, 2021. On January 28, 2022, the Company received confirmation the CAD$10,000 forgiveness had been received and the CEBA was closed.

9. Lease obligations

On July 1, 2019, the Company recognized a right of use asset and lease obligations of $24,164 using an incremental borrowing rate of 10.43% related to the long-term lease of the exploration camp in Fotadrevo, Madagascar. As of June 30, 2022, the exploration camp lease had a remaining term of 12 months.

On March 31, 2022, the Company recognized a right of use asset and lease obligations of $389,049 using an incremental borrowing rate of 13.8% related to the long-term emphyteutic property lease for the Molo mining property, which is payable to the Government of Madagascar and will expire in 2072.

The following table sets out the carrying amounts of lease obligations for right of use assets included in the consolidated statement of financial position and the movements between the reporting periods:

	Camp Lease	Property Lease	Total Obligations
	$	$	$
As at June 30, 2020	16,018	-	16,018
Lease payments	(6,367)	-	(6,367)
Finance costs	1,317	-	1,317
Foreign exchange adjustments	131	-	131
As at June 30, 2021	11,099	-	11,099
Additions	-	389,049	389,049
Lease payments	(6,027)	(47,252)	(53,279)
Finance costs	900	11,080	11,980
Foreign exchange adjustments	(318)	(8,713)	(9,031)
As at June 30, 2022	5,654	344,164	349,818

The following table sets out the lease obligations included in the consolidated statements of financial position:

	Camp Lease	Property Lease	Total Obligations
	$	$	$
Current portion of lease obligations	5,654	46,071	51,725
Long-term lease obligations	-	298,093	298,093
As at June 30, 2022	5,654	344,164	349,818

Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms are set out in the following table:

	Camp Lease	Property Lease	Total Obligations
	$	$	$
Within 12 months	5,890	46,071	51,961
Between 13 and 24 months	-	46,071	46,071
Between 25 and 36 months	-	46,071	46,071
Between 37 and 48 months	-	46,071	46,071
Between 49 and 60 months	-	46,071	46,071
Over 60 months	-	2,027,124	2,027,124
Total undiscounted lease obligations	5,890	2,257,479	2,263,369

Leases of low value assets, short term leases of 12 months or less, and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation. During the year ended June 30, 2022, the Company recognized short-term rent expenses of $7,141 (2021: $19,857) in the consolidated statements of operations and comprehensive income (loss).

21

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

10. Royalty obligations

Vision Blue

On February 8, 2021, the Company announced that it entered into a binding agreement with Vision Blue to provide a Financing Package for total gross proceeds of $29.5 million consisting of private placements and a royalty financing agreement. As part of the royalty financing agreement:

(a)	The Company received the initial royalty funding of $8.0 million (less a $1.5 million royalty financing fee) on June 28, 2021 and received the remaining $3.0 million on August 17, 2022.
(b)

Beginning on the biannual period ending June 30, 2022, the Company will pay to Vision Blue the greater of: (i) $825,000 (the “Minimum Repayment”) or (ii) 3% of the gross sales revenues from graphite concentrate sales (the “GSR”). Once Vision Blue has received cumulative royalty payments of $16.5 million, the Minimum Repayment will cease, and the royalty will be based on the GSR. NextSource will have the option at any time to reduce the GSR to 2.25% upon payment to Vision Blue of $20 million. The Company may delay each of the biannual Minimum Repayments by 12 months, which will become subject to accrued interest of 15% per annum.

(c)

Vision Blue received a royalty of 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5.

On June 30, 2021, the Company recognized a royalty obligation at the fair value of $6.5 million, which was equal to the present value using an effective discount rate of 13.8% of (1) the deferred royalty funding of $3.0 million, (2) the minimum royalty payments, (3) the accrued interest on minimum royalty payment deferrals of 12 months each, and (4) the perpetual 3% royalty on the estimated revenues of the remaining 30-year life of mine for Phase 1. The discount rate was determined at recognition by calculating the internal rate of return (IRR) of the expected cash flows. Upon recognition, a total of $169,279 of capitalized legal fees was netted against the obligation resulting in an initial carrying value of $6,330,721. The carrying value of the royalty obligation will be remeasured at each reporting period based on the revised expected future cash flows using the original discount rate under the amortized cost method.

During the year ended June 30, 2022, the royalty obligation was increased by accretion of $904,771 (2021: $Nil), which was capitalized as Assets Under Construction under property, plant, and equipment. As of June 30, 2022, the royalty obligation was remeasured at $7,731,196 (June 30, 2021: $6,330,721) resulting in a change in valuation of $495,704 (2021: $Nil).

Total
$
As at June 30, 2020	-
Recognition of royalty obligation	6,330,721
As at June 30, 2021	6,330,721
Accretion of royalty obligation	904,771
Remeasurement of royalty obligation	495,704
As at June 30, 2022	7,731,196

Future undiscounted minimum royalty payments including accrued interest on deferrals are set out in the following table:

Total
$
Within 12 months	948,750
Between 13 and 24 months	1,897,500
Between 25 and 36 months	1,897,500
Between 37 and 48 months	1,897,500
Between 49 and 60 months	1,897,500
Over 60 months	10,436,250
Total undiscounted minimum payments and interest	18,975,000

Malagasy Minerals

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy") to acquire a 75% interest in a property package that included the Molo graphite and Green Giant vanadium exploration claims. On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest, subject to Malagasy retaining a 1.5% net smelter royalty (“NSR”). Prior to becoming a Director of the Company, Brett Whalen purchased an option to acquire the 1.5% NSR from Malagasy upon the mine achieving commercial production in return for a further payment to Malagasy.

22

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

10. Royalty obligations (continued)

BAF Plants

On April 12, 2021, the Company announced a binding partnership agreement for the construction of BAF plants capable of converting flake graphite into SPG and CSPG using the partner’s proven processing technology. The Chinese partner will design and develop the process flowsheets, source all necessary equipment, and will provide all necessary training and operational know-how and in return will receive a 2% licensing royalty. Whereas the Japanese partner will leverage its sales relationships and will act as exclusive agent for sales, marketing, and trading and in return will receive a 3% sales commission royalty.

11. Warrant Derivative Liabilities

Warrants issued in a currency other than the Company’s functional currency are considered a derivative financial liability settled through the consolidated statement of operations and comprehensive income (loss) as per IFRS 9 Financial Instruments. The fair value of warrants is initially measured on their issue date as a financial liability using the Black-Scholes option valuation model. The fair value of exercised warrants is remeasured on their exercise date and the fair value is reallocated to equity. The fair value of expired warrants is remeasured on their expiration date and at each reporting period date through the consolidated statement of operations and comprehensive income (loss).

During the year ended June 30, 2022, a total of $4,462,156 was reclassified to equity upon the exercise of warrants. As of June 30, 2022, the derivative liability was remeasured at $21,689,490 (June 30, 2021: $45,380,933) resulting in a change in fair value of $19,229,287 (2021: $6,808,106) through the consolidated statement of operations and comprehensive income (loss).

Warrant Liability
$
As at June 30, 2020	208,768
Recognition of derivative liability	56,216,388
Reclassification to equity on exercise of warrants	(4,236,117)
Change in fair value	(6,808,106)
As at June 30, 2021	45,380,933
Reclassification to equity on exercise of warrants	(4,462,156)
Change in fair value	(19,229,287)
As at June 30, 2022	21,689,490

The fair value of warrants expiring October 25, 2021 was estimated using the following model inputs on the following valuation dates:

Warrants Expiring October 25, 2021	Warrant Liability
$
As of June 30, 2020	201,687
Reclassification to equity on exercise of warrants	(1,373,246)
Change in fair value	2,278,285
As of June 30, 2021	1,106,726
Reclassification to equity on exercise of warrants	(1,248,478)
Change in fair value	141,752
As of June 30, 2022	-

The fair value of warrants expiring October 25, 2021 was estimated using the following model inputs on the following valuation dates:

Warrants Expiring July 2, 2022	Warrant Liability
$
As of June 30, 2020	-
Recognition on July 2, 2020 (issue date)	421,861
Reclassification to equity on exercise of warrants	(2,862,871)
Change in fair value	5,773,919
As of June 30, 2021	3,332,909
Reclassification to equity on exercise of warrants	(3,213,678)
Change in fair value	(119,231)
As of June 30, 2022	-

23

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

11. Warrant Derivative Liabilities (continued)

The initial fair value of $55,794,527 for the warrants issued on May 19, 2021 consisted of $12,500,000 that was reclassed from equity to warrant liability and $43,294,527 that was recognized through the statement of operations and comprehensive income (loss).

The fair value of warrants expiring May 19, 2023 was estimated using the following model inputs on the following valuation dates:

Warrants Expiring May 19, 2023	Warrant Liability
$
As of June 30, 2020	-
Recognition on May 19, 2021 (issue date)	55,794,527
Reclassification to equity on exercise of warrants	-
Change in fair value through profit and loss	(14,853,229)
Share price on measurement date	(CAD $2.64 USD $2.13
Exercise price	(CAD $1.00) USD $0.81
Risk free rate	0.45%
Expected volatility	152%
Expected dividend yield	Nil
Expected life (in years)	1.89
As of June 30, 2021	40,941,298
Reclassification to equity on exercise of warrants	-
Change in fair value through profit and loss	(19,251,808)
Share price on measurement date	(CAD $2.12) USD $1.65
Exercise price	(CAD $1.00) USD $0.78
Risk free rate	3.10%
Expected volatility	71%
Expected dividend yield	Nil
Expected life (in years)	0.88
As of June 30, 2022	21,689,490

12. Provisions

Commercial production provision

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest in the Molo Graphite Property. Pursuant to the Agreements, a further cash payment of CAD$1,000,000 will be due within five days of the commencement of commercial production (the “Commercial Production Fee”). On June 30, 2021, the Company recognized a provision of $708,514 using a 13.8% discount rate based on the expected settlement of the Commercial Production Fee on or around June 30, 2022. The provision was recorded at amortized cost and was capitalized as Property under Property, Plant and Equipment.

During the year ended June 30, 2022, accretion of $94,634 (2021: $Nil) was capitalized as Property and a remeasurement gain of $48,472 was recognized through the consolidated statement of operations and comprehensive income (loss). On June 30, 2022, the provision was remeasured at $727,051 (June 30, 2021: $708,514) due to changes in foreign exchange that were recognized in the consolidated statement of operations and comprehensive income (loss).

Flow-through provision

During fiscal 2014, the Company issued 17,889,215 flow-through shares to eligible Canadian taxpayer subscribers which included a contractual commitment for the Company to incur $3,812,642 in eligible Canadian Exploration Expenditures (“CEEs”) by December 31, 2014, as per the provisions of the Income Tax Act of Canada. The CEEs were renounced as a tax credit to the flow-through share subscribers on December 31, 2013. As at December 31, 2014, the Company had unfulfilled CEE obligations. During the year ended June 30, 2015, the Company recorded a provision for the Part XII.6 taxes and related penalties payable to the Canada Revenue Agency and for the indemnification liability to subscribers of the flow-through shares for the additional taxes payable related to the CEE renunciation shortfall.

As of June 30, 2022, based on the limited amount of completed settlements the Company revised the provision to $nil (June 30, 2021: $29,508) resulting in a gain of $28,385 (June 30, 2021: $146,814) recognized through the consolidated statement of operations and comprehensive income (loss).

24

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

13. Share Capital

The Company’s common shares have no par value, and the authorized share capital is composed of an unlimited number of common shares. As of June 30, 2022, the Company had 101,872,614 common shares issued and outstanding (June 30, 2021: 98,184,260).

The following shares were issued during the year ended June 30, 2022:

(a)	On September 23, 2021, a total of 211,112 warrants priced at CAD$0.90 were exercised into 211,112 common shares for gross proceeds of $150,588.

(b)	On October 5, 2021, a total of 54,616 warrants priced at CAD$0.65 and 206,667 warrants priced at CAD$0.90 were exercised into 261,283 common shares for gross proceeds of $175,077.

(c)	On October 20, 2021, a total of 155,556 warrants priced at CAD$0.90 were exercised into 155,556 common shares for gross proceeds of $113,110.

(d)	On October 22, 2021, a total of 214,445 warrants priced at CAD$0.90 were exercised into 214,445 common shares for gross proceeds of $156,129.

(e)	On November 23, 2021, a total of 100,000 warrants priced at CAD$0.65 were exercised into 100,000 common shares for gross proceeds of $51,407.

(f)	On December 16, 2021, a total of 123,518 RSUs were converted into common shares.

(g)	On March 2, 2022, a total of 461,539 warrants priced at CAD$0.65 were exercised into 461,539 common shares for gross proceeds of $235,804.

(h)	On March 31, 2022, a total of 30,800 warrants priced at CAD$0.65 were exercised into 30,800 common shares for gross proceeds of $15,998.

(i)	On April 28, 2022, a total of 38,500 warrants priced at CAD$0.65 were exercised into 38,500 common shares for gross proceeds of $19,575.

(j)	On May 18, 2022, a total of 325,000 warrants priced at CAD$0.65 were exercised into 325,000 common shares for gross proceeds of $162,345.

(k)	On May 18, 2022, a total of 220,000 options priced at USD$0.66 were exercised into 220,000 common shares for gross proceeds of $144,833.

(l)	On May 23, 2022, a total of 220,000 options priced at USD$0.66 were exercised into 220,000 common shares for gross proceeds of $146,764.

(m)	On June 2, 2022, a total of 220,000 options priced at USD$0.66 were exercised into 220,000 common shares for gross proceeds of $145,200.

(n)	On June 9, 2022, a total of 215,000 options priced at USD$0.66 were exercised into 215,000 common shares for gross proceeds of $141,900.

(o)	On June 24, 2022, a total of 30,800 warrants priced at CAD$0.65 were exercised into 30,800 common shares for gross proceeds of $15,529.

(p)	On June 27, 2022, a total of 180,000 warrants priced at CAD$0.65 were exercised into 180,000 common shares for gross proceeds of $91,090.

(q)	On June 30, 2022, a total of 680,801 warrants priced at CAD$0.65 were exercised into 680,801 common shares for gross proceeds of $343,538.

25

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

13. Share Capital (continued)

The following changes to the issued and outstanding common shares occurred during the year ended June 30, 2021:

(a)

On July 2, 2020, the Company completed a non-brokered private placement of 6,157,887 units at a price of $0.24 (CAD$0.325) per unit for gross proceeds of $1,476,571 (CAD$2,001,310). Each unit consisted of one common share of the Company and one-half of one common share purchase warrant, with each full warrant entitling the holder to acquire one additional common share of the Company at a price of $0.48 (CAD$0.65) per share for a period of 24 months. No finder fees or commissions were paid in association with the private placement. In connection with the non-brokered private placement, the Company incurred $9,293 in share issuance costs.

(b)	On December 22, 2020, a total of 72,174 stock options priced at $0.56 were exercised into 72,174 common shares for gross proceeds of $40,418.

(c)	On February 9, 2021, a total of 147,000 stock options priced at $0.66 were exercised into 147,000 common shares for gross proceeds of $97,054.

(d)	On February 12, 2021, a total of 55,000 warrants priced at CAD$0.90 and 15,385 warrants at a price of CAD$0.65 were exercised into 70,385 common shares for gross proceeds of $46,760.

(e)

On February 19, 2021, a total of 22,223 stock options priced at CAD$0.90 were exercised into 22,223 common shares for gross proceeds of $15,857 and a total of 517,443 RSUs that vested on February 7, 2021 were converted into common shares for no additional consideration.

(f)	On February 23, 2021, a total of 73,000 stock options priced at $0.66 were exercised into 73,000 common shares for gross proceeds of $48,439.

(g)	On February 26, 2021, a total of 111,112 warrants priced at CAD$0.90 were exercised into 111,112 common shares for gross proceeds of $79,172.

(h)	On March 4, 2021, a total of 50,000 warrants priced at CAD$0.65 were exercised into 50,000 common shares for gross proceeds of $25,681.

(i)	On March 8, 2021, a total of 290,000 stock options priced at CAD$1.00 and 220,000 stock options priced at $0.66 were exercised into 510,000 common shares for gross proceeds of $374,494.

(j)

On March 15, 2021, the Company completed a non-brokered private placement of 12,000,000 common shares at a price of CAD$0.65 per share for total gross proceeds of $6,000,000 (CAD$7,800,000). In connection with the non-brokered private placement, the Company incurred $16,367 in share issuance costs.

(k)	On April 12, 2021, a total of 361,500 warrants priced at CAD$0.65 and 55,555 warrants priced at CAD$0.90 were exercised into 417,055 common shares for gross proceeds of $226,506.

(l)

On May 19, 2021, the Company completed a non-brokered private placement of 23,214,286 units at a price of CAD$0.65 per unit for total gross proceeds of $12,500,000 (CAD$15,089,286). Each unit consisted of one common share of the Company and one common share purchase warrant, with each warrant entitling the holder to acquire one additional common share of the Company at a price of CAD$1.00 per share for a period of 24 months. No finder fees or commissions were paid in association with the private placement. In connection with the non-brokered private placement, the Company incurred $87,788 in share issuance costs.

(m)	On May 25, 2021, a total of 750,000 warrants priced at CAD$0.65 were exercised into 750,000 common shares for gross proceeds of $403,705.

(n)	On June 7, 2021, a total of 200,000 warrants priced at CAD$0.90 were exercised into 200,000 common shares for gross proceeds of $148,518.

(o)	On June 23, 2021, a total of 222,223 warrants priced at CAD$0.90 were exercised into 222,223 common shares for gross proceeds of $162,000.

26

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

14. Warrants

The Company issued common share purchase warrants as part of equity private placements. The fair value of warrants is determined using the Black-Scholes option valuation model based on the market price, the exercise price, compound risk free interest rate, annualized volatility, and number of periods until expiration. Depending on the nature of the warrants, the fair value may be classified as equity or as a derivative financial liability settled through profit and loss. Each warrant entitles the holder to purchase one common share of the Company at the respective exercise price prior to or on the respective expiration date.

As of June 30, 2022, the Company had 23,214,286 common share purchase warrants outstanding (June 30, 2021: 25,904,122) with a weighted average expiration of 0.88 years (June 30, 2021: 1.77 years), which are exercisable into 23,214,286 (June 30, 2021: 25,904,122) common shares at a weighted average exercise price of USD$0.78 (June 30, 2021: USD$0.78). All outstanding warrants vested on their respective issue dates.

			As at				As at
Issued	Expiration	Exercise	June 30,				June 30,
Date	Date	Price	2021	Issued	Cancelled	Exercised	2022
October 25, 2019	October 25, 2021	CAD $0.90	787,780	-	-	(787,780)	-
July 2, 2020	July 2, 2022	CAD $0.65	1,902,056	-	-	(1,902,056)	-
May 19, 2021	May 19, 2023	CAD $1.00	23,214,286	-	-	-	23,214,286
Totals			25,904,122	-	-	(2,689,836)	23,214,286

Nil common share purchase warrants were issued during the year ended June 30, 2022.

			As at				As at
Issued	Expiration	Exercise	June 30,				June 30,
Date	Date	Price	2020	Issued	Cancelled	Exercised	2021
August 17, 2018	August 17, 2020	CAD $1.00	1,065,265	-	(1,065,265)	-	-
October 25, 2019	October 25, 2021	CAD $0.90	1,453,892	-	-	(666,112)	787,780
July 2, 2020	July 2, 2022	CAD $0.65	-	3,078,941	-	(1,176,885)	1,902,056
May 19, 2021	May 19, 2023	CAD $1.00	-	23,214,286	-	-	23,214,286
Totals			2,519,157	26,293,227	(1,065,265)	(1,842,997)	25,904,122

The following common share purchase warrants were issued during the year ended June 30, 2021:

(a)

On July 2, 2020, the Company completed a non-brokered private placement of 6,157,887 units at a price of $0.24 (CAD$0.325) per unit for gross proceeds of $1,476,571 (CAD$2,001,310). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one additional common share of the Company at a price of CAD$0.65 (USD$0.52) per share for a period of 24 months.

(b)

On May 19, 2021, the Company completed a non-brokered private placement of 23,214,286 units at a price of CAD$0.65 per unit for total gross proceeds of $12,500,000 (CAD$15,089,286). Each unit consisted of one common share of the Company and one common share purchase warrant, with each warrant entitling the holder to acquire one additional common share of the Company at a price of CAD$1.00 (USD$0.80) per share for a period of 24 months.

27

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

15. Long term incentive plan

The Company’s long term incentive plan (the “LTIP plan”) is restricted to a maximum of 10% of the issued and outstanding common shares. Under the LTIP plan, the Company may grant securities-based incentives including stock options and restricted share units (“RSUs”) to directors, officers, employees, and consultants. The Board of Directors administers the plan and determines the vesting and terms of each grant.

Stock Options

The Company determined the fair value of stock options using the Black-Scholes option valuation model, which has several inputs including the market price, the exercise price, compound risk free interest rate, annualized volatility, and the number of periods until expiration. The fair value is recorded in equity and expensed through profit and loss over the vesting period. Each stock option entitles the holder to purchase one common share of the Company at the respective exercise price prior to, or on, its expiration date.

As of June 30, 2022, the Company had 1,910,000 stock options outstanding (June 30, 2021: 2,780,000) with a weighted average expiration of 1.74 years (June 30, 2021: 2.15), which are exercisable into 1,910,000 common shares (June 30, 2021: 2,780,000) at a weighted average exercise price of USD$2.17 (June 30, 2021: USD$1.73). All the outstanding stock options vested on their respective grant dates.

			As at				As at
Award & Vesting	Expiration	Exercise	June 30,				June 30,
Date	Date	Price	2021	Awarded	Cancelled	Exercised	2022
June 9, 2017	June 9, 2022	USD $0.66	900,000	-	(25,000)	(875,000)	-
March 26, 2019	March 26, 2024	CAD $1.00	580,000	-	-	-	580,000
March 19, 2021	March 19, 2024	CAD $3.60	1,300,000	-	-	-	1,300,000
May 11, 2022	May 11, 2025	CAD $2.50	-	30,000	-	-	30,000
Totals			2,780,000	30,000	(25,000)	(875,000)	1,910,000

The following stock options were granted during the year ended June 30, 2022:

(a)

On May 11, 2022, the Company granted 30,000 stock options exercisable at a price of CAD$2.50 for a period of three years. The options were valued at $43,050 using the Black-Scholes pricing model based on a risk-free rate of 2.74%, a term of 3 years, volatility of 128% and a market price of $1.93 (CAD$2.50). These stock options vested on the grant date.

			As at				As at
Award & Vesting	Expiration	Exercise	June 30,				June 30,
Date	Date	Price	2020	Awarded	Cancelled	Exercised	2021
December 22, 2015	December 22, 2020	USD $0.56	630,001	-	(557,826)	(72,175)	-
June 9, 2017	June 9, 2022	USD $0.66	1,810,000	-	(470,000)	(440,000)	900,000
March 26, 2019	March 26, 2024	CAD $1.00	1,185,000	-	(315,000)	(290,000)	580,000
March 19, 2021	March 19, 2024	CAD $3.60	-	1,300,000	-	-	1,300,000
Totals			3,625,001	1,300,000	(1,342,826)	(802,175)	2,780,000

The following stock options were granted during the year ended June 30, 2021:

(a)

On March 19, 2021, the Company granted 1,300,000 stock options exercisable at a price of CAD$3.60 for a period of three years. The options were valued at $2,777,404 using the Black-Scholes pricing model based on a risk-free rate of 0.53%, a term of 3 years, volatility of 130% and a market price of $2.88 (CAD$3.60). These stock options vested on the grant date.

28

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

15. Long term incentive plan (continued)

Restricted share units (RSUs)

The fair value of RSUs is based on the grant-day intrinsic value of the shares that are expected to vest by the vesting date. Each RSU entitles the holder to receive a common share of the Company prior to, or on, its expiration date subject to achieving the performance criterion (“milestone”) prior to, or on, its vesting date. The fair value is recorded in equity and expensed through profit and loss over the expected vesting period and is subject to remeasurement at the end of each reporting period based on the probability of achieving the milestone and adjustments for potential forfeitures.

As of June 30, 2022, the Company had 270,000 RSUs issued and outstanding (June 30, 2021: 475,000) which entitle the holders to receive 270,000 common shares (June 30, 2021: 475,000) for no additional consideration but are subject to satisfying their respective vesting conditions. The RSUs have a weighted average until vesting of 0.38 years (June 30, 2021: 0.86) and weighted average until expiration of 1.00 years (June 30, 2021: 1.40). A total of $342,880 (2021: $468,844) was expensed as share-based compensation related to vesting or cancellation of RSUs

			As at				As at
Grant	Vesting	Expiration	June 30,				June 30,
Date	Date	Date	2021	Awarded	Cancelled	Converted	2022
Vesting condition - Employment on vesting date:
March 19, 2021	December 31, 2022	June 30, 2023	200,000	-	-	-	200,000
May 11, 2022	July 14, 2022	June 30, 2023	-	40,000	-	-	40,000
Vesting condition - Milestone achieved on vesting date:
March 19, 2021	June 30, 2022	December 31, 2022	125,000	-	(125,000)	-	-
March 19, 2021	May 17, 2021	December 31, 2021	150,000	-	-	(150,000)	-
May 11, 2022	July 14, 2022	June 30, 2023	-	30,000	-	-	30,000
Totals			475,000	70,000	(125,000)	(150,000)	270,000

The following RSUs were granted during the year ended June 30, 2022:

(a)

On May 11, 2022, the Company granted 40,000 RSUs with a vesting date of July 14, 2022, whereby the holder will receive 40,000 common shares subject to achieving certain milestones on the vesting date. The grant date fair value was estimated at $77,230 based on a grant-date market price of $1.93 (CAD$2.50).

(b)

On May 11, 2022, the Company granted 30,000 RSUs with a vesting date of July 14, 2022, whereby the holder will receive 30,000 common shares subject to being employed on the vesting date. These RSUs vested on July 14, 2022. The grant date fair value was estimated at $57,922 based on a grant-date market price of $1.93 (CAD$2.50).

The following occurred during the year ended June 30, 2022:

(a)	A total of 125,000 RSUs did not satisfy their vesting conditions and were cancelled.

(b)

A total of 150,000 RSUs satisfied their vesting conditions whereby 123,518 were converted into common shares and 26,482 were forfeited to cover payroll deductions owed to the Company by the recipient resulting in a reduction of capital of $70,190.

			As at				As at
Grant	Vesting	Expiration	June 30,				June 30,
Date	Date	Date	2020	Awarded	Cancelled	Converted	2021
Vesting condition - Employment on vesting date:
March 19, 2021	December 31, 2022	June 30, 2023	-	200,000	-	-	200,000
Vesting condition - Milestone achieved on vesting date:
December 29, 2020	February 7, 2021	February 19,2021	-	172,481	-	(172,481)	-
December 29, 2020	February 7, 2021	August 19, 2021	-	172,481	-	(172,481)	-
December 29, 2020	February 7, 2021	February 19, 2022	-	172,481	-	(172,481)	-
March 19, 2021	June 30, 2022	December 31, 2022	-	125,000	-	-	125,000
March 19, 2021	May 17, 2021	December 31, 2021	-	150,000	-	-	150,000
Totals			-	992,443	-	(517,443)	475,000

29

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

15. Long term incentive plan (continued)

The following RSUs were granted during the year ended June 30, 2021:

(a)

On December 29, 2020, the Company granted 517,443 RSUs with variable vesting dates subject to achieving certain milestones prior to expiration whereby 33.33% was set to expire on each of Feb 16, 2021, August 16, 2021, and Feb 16, 2022. The fair value was estimated at $364,852 based on a grant-date market price of CAD$0.90 (USD$0.71).

(b)	On March 19, 2021, the Company granted the following RSUs:

a.

200,000 RSUs with a vesting date of December 31, 2022, whereby the holders will receive 200,000 common shares subject to achieving the vesting condition of being employees or consultants of the Company on the vesting date. The grant date fair value was estimated at $575,352 based on a grant-date market price of $2.88 (CAD$3.60).

b.

125,000 RSUs with a vesting date of June 30, 2023, whereby the holders will receive 125,000 common shares subject to achieving the milestone vesting conditions by the vesting date. The grant date fair value was estimated at $359,595 based on a grant-date market price of $2.88 (CAD$3.60).

c.

150,000 RSUs with a vesting date of May 17, 2021, whereby the holders will receive 150,000 common shares subject to achieving the milestone vesting condition by the vesting date. The grant date fair value was estimated at $431,514 based on the grant-date market price of $2.88 (CAD$3.60).

The following occurred during the year ended June 30, 2021:

(a)	A total of 517,443 RSUs satisfied their vesting conditions whereby 517,443 were converted into common shares.

30

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

16. Segmented Reporting

The Company currently has two operating segments, consisting of mine development and the exploration and evaluation of mineral resources. No commercial revenues have been generated by the Company. The Company's President and Chief Executive Officer and Chief Financial Officer are the operating decision-makers and direct the allocation of resources to its segments.

The following is detailed information for each operating segment:

	Year ended	Year ended	Year ended
	June 30,	June 30,	June 30,
	2022	2021	2020
Revenues	$-	$-	$-
Mine development expenses
Mineral claims (Madagascar)	121,115	3,335	93,954
Payroll and benefits	5,976	-	-
Engineering and metallurgical (Canada, South Africa)	9,191	38,598	64,850
Consulting fees (Madagascar)	(142,083)	265,635	-
Mine admin (Madagascar)	41,895	-	-
Travel	29,066	16,100	20,452
Total mine development expenses	65,160	323,668	179,256
Exploration and evaluation expenses
Mineral claims (Canada)	4,927	15,335	6,623
Mineral claims (Madagascar)	60,546	4,449	50,000
Exploration camp and admin (Madagascar)	112,482	27,031	9,487
Total exploration and evaluation expenses	177,955	46,815	66,110
General and administrative expenses
Payroll and benefits	707,936	483,519	436,337
Consulting Fees	416,503	383,841	358,503
Legal Fees	65,291	99,316	29,344
Professional Fees	215,481	155,108	95,397
Public Company expenses	134,674	163,533	95,130
Travel expenses	81,748	23,399	34,004
Insurance expenses	124,498	30,816	22,624
Rent expenses	7,141	19,857	19,111
Office and admin	176,020	37,412	23,637
Total general and administrative expenses	1,929,292	1,396,801	1,114,087
Share-based compensation	385,930	3,744,172	-
Amortization of plant and equipment	35,040	6,592	6,053
Lease finance costs	11,980	1,317	-
Flow through provision (gain)	(28,385)	(146,814)	-
Foreign currency translation (gain) loss	87,543	101,252	3,552
Interest (income)	(191)	(104)	-
Interest expense	32	273	2,098
Foreign taxes	26	92	772
Sub-total before other items	2,664,382	5,474,064	1,371,928
Government Assistance	-	-	(7,353)
Realized gain on disposal of asset	(2,530)	-	-
Change in value of royalty obligation	495,704	-	-
Change in value of warrant liability	(19,229,287)	36,486,420	(386,940)
Change in value of production obligation	(48,472)	-	-
Net income (loss) for the year	16,120,203	(41,960,484)	(977,635)
Other comprehensive income
Items that will be reclassified subsequently to net income (loss)
Translation adjustment for foreign operations	76,154	134,639	3,196
Net income (loss) and comprehensive income (loss) for the year	$16,196,357	$(41,825,845)	$(974,439)

31

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

16. Segmented Reporting (continued)

Limited amounts of cash and equipment are currently held in Madagascar and Mauritius. A significant amount of the assets under construction capitalized in Canada as property, plant, equipment is currently being assembled offshore and will be reclassified under Madagascar as it is imported into Madagascar. The following is detailed information by geographic region:

	Canada	Mauritius	Madagascar	Total
	$	$	$	$
Cash and cash equivalents	9,641,083	61,010	91,160	9,793,253
Amounts receivable	491,373	21,653	61,234	574,260
Prepaid expenses	90,873	-	5,919	96,792
Deposit	181,161	-	-	181,161
Property, plant, and equipment	17,406,001	1,407	1,244,986	18,652,394
Total assets as at June 30, 2022	27,810,491	84,070	1,403,299	29,297,860

	Canada	Mauritius	Madagascar	Total
	$	$	$	$
Cash and cash equivalents	22,422,783	1,130	13,173	22,437,086
Amounts receivable	92,344	-	26	92,370
Prepaid expenses	52,428	-	546	52,974
Property, plant, and equipment	713,197	-	3,623,964	4,337,161
Total assets as at June 30, 2021	23,280,752	1,130	3,637,709	26,919,591

17. Related Party Transactions

Parties are related if one party has the direct or indirect ability to control or exercise significant influence over the other party in making operating and financial decisions. Parties are also related if they are subject to common control or common significant influence. Other related parties include companies controlled by key management personnel. Related parties include key management, which consists of the Board of Directors, Chief Executive Officer, Chief Financial Officer, and the Senior Vice Presidents of the Company.

A transaction is considered a related party transaction when there is a transfer of economic resources or financial obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the fair value. Balances and transactions between the Company and its wholly owned subsidiaries, which are related parties of the Company, have been eliminated and are not disclosed in this note.

The following key management related party transactions occurred during the following reporting periods:

	Year ended	Year ended
	June 30,	June 30,
	2022	2021
Payroll and benefits	$452,631	$448,984
Consulting fees	339,612	341,541
Professional fees	27,506	35,946
Share-based compensation	385,930	3,744,172
Total	$1,205,679	$4,570,643

The following key management related party balances existed as of the end of the following reporting periods:

	As of	As of
	June 30,	June 30,
	2022	2021
Amounts receivable	$193,471	$17,007
Prepaid expenses	-	6,949
Accrued liabilities	35,257	64,503

Payroll and benefits are for employment compensation received by Craig Scherba (CEO), Brent Nykoliation (SVP), Brett Whalen (Director), Chris Kruba (Director), Ian Pearce (Director) and Sir Mick Davis (Chairman). Consulting fees are for consulting compensation received by companies controlled by Marc Johnson (CFO) and Robin Borley (COO). Professional fees are for the provision of accounting services by a company controlled by Marc Johnson (CFO). Share-based compensation are for the vesting of stock options and RSUs awarded to officers and directors of the Company. Amounts receivable are for short-term loans to officers related to payroll advances and the exercise of stock options. Accrued liabilities are for the accrual of director fees.

32

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

18. Capital Management

There were no changes in the Company's approach to capital management during the year ended June 30, 2022.

The Company’s investment policy is to invest excess cash in very low risk financial instruments such as term deposits or by holding funds in high yield savings accounts with major Canadian banks.

The Company is not subject to any externally imposed capital requirements.

The Company has not generated any revenues from mineral property interests, which are still in the development, or exploration & evaluation stage. To date, the Company has funded its operations by raising equity and obtaining a royalty financing agreement. To minimize liquidity risk, the Company has implemented cost control measures including a construction budget and the minimizing of discretionary expenditures unless the project has sufficient economic or geologic merit.

The Company manages its capital structure (consisting of shareholders’ deficiency) on an ongoing basis and in response to changes in economic conditions and risk characteristics of its underlying assets. Changes to the capital structure could involve the issuance of new equity, obtaining working capital loans, construction financing, issuing debt, the acquisition or disposition of assets, or adjustments to the amounts held in cash, cash equivalents and short-term investments.

Capital resource analysis

As of June 30, 2022, the Company had a working capital deficit of $13,868,626 (June 30, 2021: deficit of $24,147,490). Excluding the $21,689,490 (2021: $45,380,933) of warrant derivative liabilities that are expected to be settled through the issuance of common shares upon the exercise or expiration of the underlying common share purchase warrants, the Company had a working capital surplus of $7,820,864 (June 30, 2021: surplus of $21,233,443).

As part of the royalty financing agreement, the Company received a further $3.0 million from Vision Blue on August 17, 2022.

Although the Company has a working capital surplus excluding warrant derivative liabilities, a significant amount of working capital is expected to be utilized to complete construction of Phase 1 of the Molo Graphite Mine and related working capital, and for general and administrative expenditures and general working capital.

The Molo Mine Phase 1 capital costs are expected to be within the $24.0 million construction budget whereas working capital investments are now estimated at up to $6.3 million. As of June 30, 2022, the Company had capitalized or prepaid construction costs of $16.2 million and is expected to incur remaining construction costs of $7.8 million plus working capital. Completion of construction activities and the start of mining activities is expected in November 2022. Completion of plant commissioning is expected in December 2022 followed by a ramp up period of up to three months prior to declaring commercial production.

The Company believes its capital resources are sufficient to complete construction of Phase 1 but will require additional funding to cover general and administrative costs, technical studies, and general working capital requirements over the next 12 months. The Company expects this shortfall will be covered through the exercise of outstanding common share purchase warrants, equity, and debt financing. Notwithstanding, the Company may choose to reduce discretionary spending or raise additional capital by issuing new equity, obtaining working capital loans, or additional construction financing. Based on management’s assessment of its past ability to obtain required funding, the Company believes it will be able to satisfy its current and long-term obligations as they come due. While the Company has been successful in obtaining funding in the past, there is no assurance that future financings will be available on terms acceptable to the Company.

19. Financial Instruments and Risk Management

Financial instruments are exposed to certain financial risks, which may include liquidity risk, credit risk, interest rate risk, commodity price risk, and currency risk:

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Liquidity risk arises from the Company’s financial obligations and in the management of its assets, liabilities, and capital structure.

In managing liquidity, the Company’s primary objective is to ensure the entity can continue as a going concern while obtaining sufficient funding to meet its obligations as they come due. The Company manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. The main factors that affect liquidity include working capital requirements, capital-expenditure requirements, and equity capital market conditions. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets.

None of the Company’s obligations have contractual maturities over the next 12 months, except the following:

33

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

19. Financial Instruments and Risk Management (continued)

•	Accounts payable and accrued liabilities, which are generally due within 30 days.
•	Minimum Repayments under the royalty agrement, which can each be deferred by 12 months.
•	Warrant derivative liabilities, which are expected to be settled upon the exercise or expiration of the underlying common share purchase warrants.

As of June 30, 2022, the Company had cash and cash equivalents of $9,793,253 (June 30, 2021: $22,437,086) to settle current liabilities of $2,643,441 (June 30, 2021: $1,348,987), which amount excludes the $21,689,490 of warrant derivative liabilities (June 30, 2021: $45,380,933) that are expected to be settled upon the exercise or expiration of the underlying common share purchase warrants. As a result, the Company is not currently exposed to liquidity risk but may become exposed if additional working capital funding is not obtained to cover general and administrative costs, technical studies, and general working capital requirements over the next 12 months.

Credit risk

The Company does not have commercial customers and therefore does not have credit risk related to amounts receivables. The Company has credit risk arising from amounts classified as loans to officers. The Company has credit risk arising from the potential from counterparty default on cash and cash equivalents held on deposit with financial institutions. The Company manages this risk by ensuring that deposits are only held with large Canadian banks and financial institutions, whereas any offshore deposits are held with reputable financial institutions.

Interest rate risk

This is the sensitivity of the fair value or of the future cash flows of a financial instrument to changes in interest rates. The Company does not have any financial assets or liabilities that are subject to variable interest rates.

Commodity price risks

This is the sensitivity of the fair value of, and future cash flows generated from, mineral assets. The Company manages this risk by monitoring mineral prices and commodity price trends to determine the appropriate timing for funding the exploration or development of its mineral assets, or for the acquisition or disposition of mineral assets. Graphite is not a commodity product and therefore does not have an established forward pricing or futures market. The Company does not have any mineral assets at the development or production stage carried at historical cost. The Company has expensed the acquisition and exploration costs of its exploration stage mineral assets.

Currency risk

This is the sensitivity of the fair value or of the future cash flows of financial instruments to changes in foreign exchange rates. The Company transacts in currencies other than the US dollar, including the Canadian dollar, the Madagascar Ariary and the South African Rand. The Company purchases services and has certain salary commitments in those foreign currencies. The Company also has monetary and financial instruments that may fluctuate due to changes in foreign exchange rates. Derivative financial instruments are not used to reduce exposure to fluctuations in foreign exchange rates. The Company is not sensitive to foreign exchange exposure since it has not made commitments to deliver products quoted in foreign currencies. Due to construction activities related to the Molo Graphite Mine, the Company is increasing its sensitivity to foreign exchange risk arising from the translation of the financial statements of subsidiaries with a functional currency other than the US dollar whereby changes in certain assets, liabilities and equity are measured through other comprehensive income.

As of June 30, 2022, the Company estimated that a 10% decrease of the USD versus foreign exchange rates would result in a gain of $68,224 (June 30, 2021: gain of $1,463).

	As at	As at
	June 30,	June 30,
	2022	2021
Cash and cash equivalents (CAD)	$1,341,893	$1,011,996
Cash and cash equivalents (MGA)	62,433	$1,698
Amounts receivable (CAD)	319,555	73,707
Amounts receivable (MGA)	61,234	26
Accounts payable and accrued liabilities (CAD)	(124,023)	(137,329)
Accounts payable and accrued liabilities (MGA)	(203,028)	(30,574)
Accounts payable and accrued liabilities (ZAR)	(48,773)	-
Accounts payable and accrued liabilities (EUR)	-	(166,869)
Provisions (CAD)	(727,051)	(738,022)
Net foreign exchange exposure in USD	$682,240	14,633
Impact of 10% change in foreign exchange rates	$68,224	1,463

34

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

20. Income Taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2021 - 26.5%) to the effective tax rate is as follows:

	As at	As at
	June 30,	June 30,
	2022	2021
Net income (loss) for the year before recovery of income taxes	$16,120,203	$(41,960,484)
Expected income tax (recovery) expense	4,271,860	(11,119,530)
Non-deductible expenses and other	30,060	-
Share cost of issue booked to equity	-	(30,060)
Share based compensation	102,270	992,210
Change in value of warrant liability	(5,108,610)	9,668,900
Difference in foreign tax rates	172,620	63,830
Change in tax benefits not recognized	531,800	424,650
Income tax (recovery) expense	$-	$-

Deferred Tax

The following table summarizes the components of deferred tax:

	As at	As at
	June 30,	June 30,
	2022	2021
Deferred tax assets
Canadian operating tax losses carried forward	$71,230	$54,590
Non-Canadian operating tax losses carried forward	9,210	-
Capital lease obligation	17,490	-
Royalty obligation	-	318,060
Share issuance cost	-	387,770
Subtotal of deferred tax assets	97,930	760,420
Deferred tax liabilities
Property, plant, and equipment	(26,700)	-
Royalty obligation	(71,230)	(760,420)
Subtotal of deferred tax liabilities	(97,930)	(760,420)
Net deferred tax liability	$-	$-

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Unrecognized Deferred Tax Assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	As at	As at
	June 30,	June 30,
	2022	2021
Canadian operating tax losses carried forward	$27,271,150	$25,041,650
Non-Canadian operating tax losses carried forward	1,506,390	1,465,890
Property, plant, and equipment	2,242,280	188,560
Share and debt issuance cost	1,088,970	-
Capital losses carried forward	54,160	53,000
Tax credits	31,550	-
Canadian resource pools – mineral properties	-	3,754,990
Unrecognized deferred tax assets	$32,194,500	$30,504,090

35

NextSource Materials Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2022 and 2021 (Expressed in US Dollars)

20. Income Taxes (continued)

The Canadian Operating tax losses carried forward expire as noted in the table below. Non-Canadian operating tax losses carried forward expire between 2023 and 2027. The capital losses carried forward can be carried forward indefinitely but can only be used to reduce capital gains. Investment tax credits expire from 2026 to 2029. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

The Company's Canadian operating tax losses carried forward expire as follows:

As at
June 30,
2022
2027	582,990
2028	825,960
2029	835,300
2030	1,413,130
2031	1,991,290
2032	2,545,640
2033	2,122,930
2034	2,583,920
2035	2,057,840
2036	1,480,630
2037	3,107,930
2038	941,970
2039	1,819,670
2040	1,409,880
2041	1,854,680
2042	1,697,390
27,271,150

Although NextSource redomiciled into Canada on December 27, 2017, the Company is treated as a United States corporation for United States federal income tax purposes and is subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, NextSource is treated as a Canadian resident company for Canadian income tax purposes. As a result, NextSource is subject to taxation both in Canada and the United States.

21. Subsequent events

On July 28, 2022, the Company granted 160,000 RSUs with a vesting date of June 30, 2023, whereby the holders will receive 160,000 common shares subject to being employed or a consultant on the vesting date.

On August 17, 2022, the Company received the remaining royalty funding of $3.0 million.

36